Exhibit 19









                                  1st
                                FRANKLIN
                                FINANCIAL
                               CORPORATION



                                QUARTERLY
                            REPORT TO INVESTORS
                                 FOR THE
                            NINE MONTHS ENDED
                           SEPTEMBER 30, 2000

                            MANAGEMENT'S LETTER

Financial Condition:
-------------------
   The Company experienced a sluggish third quarter with loan originations falling below levels achieved during the previous quarter. As a result, the Company was only able to record a marginal increase in its loan portfolio at September 30, 2000 as compared to December 31, 1999. Management projects loan originations to rise during the fourth quarter of fiscal year 2000 which is typically when lending activity peaks in any given year.

   Although growth in the loan portfolio was minimal, total assets rose $12.1 million (5%) during the current year as compared to December 31, 1999. Increases in sales of the Company's debt securities and increases in loan collections provided a $5.2 million (87%) increase in available cash and cash equivalents. A $5.1 million (9%) growth in investment securities held by the Company's insurance subsidiaries also contributed to the increase in total assets.

Results of Operations:
---------------------
   Revenues generated during the current year totaled $58.9 million as compared to $53.3 million generated during the first nine months of 1999. Irrespective of the increase in total revenues, net income declined $.8 million (37%) and $1.4 million (20%) for the quarter and nine months ended September 30, 2000 as compared to the same periods a year ago, respectively, mainly as a result of higher loan losses, increased borrowing costs and increased other operating expenses as discussed in more detail in the following narrative.

   The Company experienced higher interest costs during the current year, especially during the quarter just ended, due to higher borrowing cost associated with the aforementioned increase in sales of its debt securities and due to a slight upswing in borrowing rates. As such, its net interest margin (the difference between interest income on loans and investments and interest expense on debt) has been contracting over the past several months. Although the spread between earning assets and borrowing costs narrowed, net interest income rose $.3 million (3%) and $2.7 million (9%) during the quarter and nine month period just ended as compared to the same periods a year ago, respectively. The increases were due to a sizable increase in average net receivables during the comparable periods.

   Net insurance income increased $.6 million (13%) and $1.7 million (14%) during the quarter and nine months just ended, respectively, as compared to the same periods in 1999. Changes in insurance earnings generally correspond to changes in the level of average net outstanding receivables. As average net receivables increase, the Company typically sees an increase in customers requesting credit insurance, thereby leading to higher levels of insurance in-force.

   The Company owns a life insurance policy on one of its executive officers. During the current year, the insurance company that wrote the policy converted from a mutual company to a stock company. This conversion resulted in ordinary income of approximately $0.1 million, which was the reason for the $0.1 million (35%) increase in other revenues this year.

   Asset quality is commanding more of Management's attention during the current year. Delinquent accounts 60 days or more past due rose to 8.2% of loan receivables at September 30, 2000 as compared to 6.6% at December 31, 1999. Balances on accounts which have filed for bankruptcy increased approximately $1.5 million or 11% during the same period. The Company had $6.0 million in net charge-offs during the nine months just ended as compared to $4.6 million during the same period in 1999, representing a 29% increase. As a direct result of the higher loan losses and Management's decision to increase the allowance for losses to provide for probable future losses, the Company's provision for loan losses increased $.5 million (22%) and $1.1 million (21%) during the quarter and nine months ended September 30, 2000 as compared the same periods a year ago. Management continually reviews its delinquency position with respect to the total loan portfolio and believes it uses the best information available in setting the loan loss reserve. Future adjustments to the allowance for loan losses will be made when deemed necessary by Management.

   Other operating expenses increased $1.1 million (11%) and $4.7 million (16%) during the quarter and nine month period just ended as compared to the same periods in 1999 predominately due to increases in personnel expense. Personnel expense rose $.9 million (14%) and $3.5 million (19%) during the comparable periods due to merit salary increases effective January 1, 2000 and increases in accruals for incentive bonuses. In addition to the salary increases awarded at the beginning of the year, additional compensation adjustments were made at mid year to various employees whose levels may not have been in line with comparable positions at other companies. In order to retain its experienced and talented employees and attract new ones, Management believes the Company must be competitive in the labor market. Medical claims incurred by the Company's self-insured employees' health plan rose significantly during the current year which also added to the increase in personnel expense.

   Occupancy expenses such as rent, utilities, telephone and maintenance associated with nine new branch offices opened since September 30, 1999 were also factors contributing to the increase in other operating expenses. Other factors contributing were higher advertising expenditures, computer expenses, insurance premiums, travel costs, stationary and supplies and various state taxes and licenses.

   Effective income tax rates were 26.1% and 16.1% for the quarters ended September 30, 2000 and 1999 and 19.9% and 15.4% for the nine months ended September 30, 2000 and 1999, respectively. Income taxes during the periods reflect only the taxes of the Company's insurance subsidiaries which are not S corporations for income tax reporting purposes. Federal and state income taxes generated by the S corporation are paid by the shareholders, except in states which do not recognize S corporation status. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's general tax rate below statutory rates. Investments in tax exempt securities by the Company's property and casualty insurance subsidiary also decreases the effective tax rate. Rates rose during the current year due to the subsidiaries earning a greater portion of the pretax income than the parent company.

Market Risk:
-----------
   It was necessary for the Company to contend with rising interest rates during the past several months resulting in higher borrowing costs. Average rates on borrowings have risen to 6.38% during the current year as compared to 5.77% at December 31, 1999. The recent volatility in interest rates seems to have leveled off and Management does not expect any significant change in rates during the remainder of the year.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21.0 million. Available borrowings were $21.0 million at September 30, 2000 and $20.0 at December 31, 1999, relating to this agreement. Another agreement provides for an additional $2.0 million for general operating purposes. Available borrowings under this agreement were $2.0 million at September 30, 2000 and December 31, 1999.

Year 2000 Readiness Disclosure:
------------------------------
   The Company has not experienced any material malfunctions or errors in its operations or business systems with regard to the Year 2000 issues ("Y2K"). Based on operations since January 1, 2000, Management does not foresee any significant impact on its ongoing business as a result of Y2K. However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. Any problems which might occur are expected to be minor and correctable. Management continues to monitor applications of the Company and third party suppliers.

   Expenses related to Year 2000 readiness during the nine months just ended were $9,033. No additional expenses are budgeted for the remainder of the year.

Forward Looking Statements:
--------------------------
   Certain information in the previous discussion and other statements contained in the Quarterly Report which are not historical facts may be forward-looking statements that involve risks and uncertainties. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause future results to differ from expectations are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, an unfavorable outcome of litigation, Year 2000 issues and other factors referenced elsewhere.

                    1st FRANKLIN FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                             September 30,      December 31,
                                                 2000              1999
                                             ------------       -----------
                                              (Unaudited)        (Audited)

                              ASSETS

CASH AND CASH EQUIVALENTS ..................   $ 11,070,381      $  5,914,535
                                               ------------      ------------

LOANS, net .................................    157,526,696       156,124,333
                                               ------------      ------------

INVESTMENT SECURITIES:
  Available for Sale, at fair market value..     53,114,693        47,127,780
  Held to Maturity, at amortized cost ......      5,863,418         6,734,286
                                               ------------      ------------
                                                 58,978,111        53,862,066
                                               ------------      ------------

OTHER ASSETS................................     11,683,784        11,237,126
                                               ------------      ------------

                 TOTAL ASSETS ..............   $239,258,972      $227,138,060
                                               ============      ============


                         LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT ................................   $114,685,879      $113,889,641
OTHER LIABILITIES ..........................     13,699,801        13,461,731
SUBORDINATED DEBT ..........................     42,377,612        35,246,639
                                               ------------      ------------
    Total Liabilities ......................    170,763,292       162,598,011
                                               ------------      ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock; $100 par value ..........             --                --
  Common Stock .............................        170,000           170,000
  Accumulated Other Comprehensive (Loss)....       (319,753)         (780,772)
  Retained Earnings ........................     68,645,433        65,150,821
                                               ------------      ------------
    Total Stockholders' Equity .............     68,495,680        64,540,049
                                               ------------      ------------
                 TOTAL LIABILITIES AND
                     STOCKHOLDERS' EQUITY ..   $239,258,972      $227,138,060
                                               ============      ============


         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          1st FRANKLIN FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                 Quarter Ended            Nine Months Ended
                                                 September 30               September 30
                                          -------------------------   -------------------------
                                                  (Unaudited)                (Unaudited)
                                              2000          1999         2000          1999
                                              ----          ----         ----          ----
INTEREST INCOME ......................... $13,736,217   $13,020,864   $40,760,996   $37,326,011

INTEREST EXPENSE ........................   2,702,034     2,258,394     7,451,188     6,676,011
                                          -----------   -----------   -----------   -----------
NET INTEREST INCOME .....................  11,034,183    10,762,470    33,309,808    30,650,000

  Provision for Loan Losses .............   2,808,655     2,307,237     6,283,255     5,193,715
                                          -----------   -----------   -----------   -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES .............   8,225,528     8,455,233    27,026,553    25,456,285
                                          -----------   -----------   -----------   -----------

NET INSURANCE INCOME ....................   4,886,120     4,333,932    14,164,128    12,451,286
                                          -----------   -----------   -----------   -----------

OTHER REVENUE ...........................     134,469       138,720       540,108       401,249
                                          -----------   -----------   -----------   -----------
OTHER OPERATING EXPENSES:
  Personnel Expense .....................   7,201,089     6,324,600    21,865,913    18,406,268
  Occupancy .............................   1,577,256     1,481,321     4,602,584     4,228,695
  Other .................................   2,585,943     2,477,678     8,254,809     7,409,631
                                          -----------   -----------   -----------   -----------
    Total................................  11,364,288    10,283,599    34,723,306    30,044,594
                                          -----------   -----------   -----------   -----------

INCOME BEFORE INCOME TAXES ..............   1,881,829     2,644,286     7,007,483     8,264,226

  Provision for Income Taxes ............     491,021       426,826     1,394,107     1,274,696
                                          -----------   -----------   -----------   -----------
NET INCOME ..............................   1,390,808     2,217,460     5,613,376     6,989,530

RETAINED EARNINGS, beginning of period ..  67,759,625    63,170,644    65,150,821    60,637,368

  Distributions on Common Stock .........     505,000       735,940     2,118,764     2,974,734
                                          -----------   -----------   -----------   -----------
RETAINED EARNINGS, end of period ........ $68,645,433   $64,652,164   $68,645,433   $64,652,164
                                          ===========   ===========   ===========   ===========
BASIC EARNINGS PER SHARE:
  Voting Common Stock; 1,700 Shares
    outstanding all periods .............       $8.18        $13.04        $33.01        $41.11
                                                =====        ======        ======        ======
  Non-Voting Common Stock; 168,300
    Shares outstanding all periods ......       $8.18        $13.04        $33.01        $41.11
                                                =====        ======        ======        ======

               The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             1st FRANKLIN FINANCIAL CORPORATION

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                            September 30
                                                     ------------------------
                                                             (Unaudited)
                                                         2000         1999
                                                     -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.......................................  $ 5,613,376  $ 6,989,530
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for Loan Losses ...................    6,283,255    5,193,715
      Depreciation and Amortization ...............      938,396      918,339
      Deferred Income Taxes .......................       40,298      163,792
      Other, net ..................................      (31,731)     132,341
      Increase in Miscellaneous assets ............     (801,264)    (450,170)
      (Increase) decrease in Accounts Payable and
        Accrued Expenses ..........................      135,650     (152,365)
                                                     -----------  -----------
            Net Cash Provided .....................   12,177,980   12,795,182
                                                     -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased ...................  (98,409,225) (98,304,928)
  Loan Payments ...................................   90,723,607   82,835,579
  Purchases of marketable debt securities .........   (7,374,080) (20,892,594)
  Principal payments on securities ................      476,526      455,703
  Sales of marketable securities ..................           --    3,477,753
  Redemptions of securities .......................    2,360,000    5,290,000
  Other, net ......................................     (607,409)    (798,074)
                                                     -----------  -----------
            Net Cash Used .........................  (12,830,581) (27,936,561)
                                                     -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt .........................      796,238   12,156,523
  Subordinated Debt Issued ........................   10,614,872    6,021,003
  Subordinated Debt redeemed ......................   (3,483,899)  (9,355,583)
  Distributions Paid ..............................   (2,118,764)  (2,974,734)
                                                     -----------  -----------
            Net Cash Provided .....................    5,808,447    5,847,209
                                                     -----------  -----------
NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS .......................    5,155,846   (9,294,170)

CASH AND CASH EQUIVALENTS, beginning ..............    5,914,535   20,111,678
                                                     -----------  -----------
CASH AND CASH EQUIVALENTS, ending .................  $11,070,381  $10,817,508
                                                     ===========  ===========

Cash Paid during the period for:  Interest ........  $ 7,227,334  $ 6,539,951
                                  Income Taxes ....    1,508,340    1,237,543


         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                   -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1999 and for the years then ended included in the Company's December 31, 1999 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 2000 and December 31, 1999 and the results of its operations and its cash flows for the nine months ended September 30, 2000 and 1999. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the quarter and nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $1,783,597 and $2,137,664 for the quarters ended September 30, 2000 and 1999 and $6,074,395 and $5,971,637 for the nine month comparable periods, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. All segment revenues result from transactions with third parties. There has been no differences from the 1999 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                   Division   Division   Division
                                       I         II         III       Total
                                   --------   --------   --------    --------
                                                  (In Thousands)

Segment Revenues:
  Three Months ended 9/30/00 .....  $ 5,868   $  6,106    $ 6,159    $ 18,133
  Three Months ended 9/30/99 .....    5,242      5,541      5,983      16,766
  Nine Months ended 9/30/00 ......   17,198     18,012     18,646      53,856
  Nine Months ended 9/30/99 ......   14,926     16,244     16,958      48,128

Segment Profit:
  Three Months ended 9/30/00 .....  $ 1,769   $  2,368    $   962    $  5,099
  Three Months ended 9/30/99 .....    1,822      2,112      1,733       5,667
  Nine Months ended 9/30/00 ......    5,930      7,276      4,321      17,527
  Nine Months ended 9/30/99 ......    5,311      6,522      5,195      17,028

Segment Assets:
  9/30/00 ........................  $93,111   $105,135    $41,416    $239,662
  9/30/99 ........................   87,427     98,222     39,604     225,253

                                   3 Months   3 Months   9 Months    9 Months
                                     Ended      Ended     Ended        Ended
                                    9/30/00    9/30/99   9/30/00      9/30/99
                                    -------   --------   --------    --------
Reconcilement                                    (In Thousands)
  Profit:
    Profit per segments ..........  $ 5,099   $  5,667    $17,527    $ 17,028
    Corporate earnings
      not allocated ..............      624        727      1,609       2,051
    Corporate expenses
      not allocated ..............   (3,841)    (3,750)   (12,129)    (10,814)
    Income taxes not
      allocated ..................     (491)      (427)    (1,394)     (1,275)
                                    -------   --------    -------    --------
                                    $ 1,391   $  2,217    $ 5,613    $  6,990
                                    =======   ========    =======    ========


                                BRANCH OPERATIONS
                                -----------------

          Isabel Vickery Youngblood ............. Senior Vice President
          A. Jarrell Coffee ..................... Vice President
          Jack R. Coker ......................... Vice President

          Robert J. Canfield .................... Area Vice President
          J. Michael Culpepper .................. Area Vice President
          Ronald F. Morrow ..................... Area Vice President

                                  SUPERVISORS
                                  -----------
Bryan Cook              Bruce Hooper            Dianne Moore            Henrietta Reathford
Ronald Byerly           Janice Hyde             Harriet Moss            Tami Settlemyer
Donald Carter           Judy Landon             Mike Olive              Timothy Schmotz
Donald Floyd            Jeff Lee                Melvin Osley            Gaines Snow
Shelia Garrett          Tommy Lennon            Dale Palmer             Marc Thomas
Renee Hebert            Mike Lyles              Darryl Parker           Jason Yates
Jack Hobgood            Brian McSwain           Hilda Phillips
                                    OFFICES
                                    -------
Alabama Offices:        Georgia Offices:        Georgia Offices:        Louisiana Offices:
---------------         ---------------         ---------------         -----------------
Alexander City          Butler                  Manchester              Pineville
Andalusia               Cairo                   McDonough
Arab                    Calhoun                 McRae                   Mississippi Offices:
Athens                  Canton                  Milledgeville           -------------------
Bessemer                Carrollton              Monroe                  Bay St. Louis
Birmingham              Cartersville            Montezuma               Carthage
Clanton                 Cedartown               Monticello              Columbia
Cullman                 Chatsworth              Moultrie                Grenada
Decatur                 Clarkesville            Nashville               Gulfport
Dothan                  Claxton                 Newnan                  Hattiesburg
Enterprise              Clayton                 Perry                   Hazlehurst
Fayette                 Cleveland               Pooler                  Jackson
Florence                Cochran                 Richmond Hill           Kosciusko
Gadsden                 Commerce                Rome                    Magee
Geneva                  Conyers                 Royston                 McComb
Hamilton                Cordele                 Sandersville            Pearl
Huntsville              Cornelia                Savannah                Picayune
Jasper                  Covington               Statesboro
Madison                 Cumming                 Stockbridge             North Carolina Offices:
Moulton                 Dallas                  Swainsboro              ----------------------
Muscle Shoals           Dalton                  Sylvania                Monroe
Opp                     Dawson                  Sylvester               Pineville
Ozark                   Douglas                 Thomaston
Pelham                  Douglasville (2)        Thomson                 South Carolina Offices:
Prattville              Eastman                 Tifton                  ----------------------
Russellville (2)        Elberton                Toccoa                  Aiken
Scottsboro              Ellijay                 Valdosta (2)            Anderson
Selma                   Forsyth                 Vidalia                 Cayce
Sylacauga               Fort Valley             Warner Robins           Chester
Troy                    Gainesville             Washington              Clemson
Tuscaloosa              Garden City             Waycross                Columbia
Wetumka                 Georgetown              Waynesboro              Conway
                        Glennville              Winder                  Easley
Georgia Offices:        Greensboro                                      Florence
---------------         Griffin (2)             Louisiana Offices:      Gaffney
Adel                    Hartwell                -----------------       Greenville
Albany                  Hawkinsville            Alexandria              Greenwood
Alma                    Hazlehurst              Crowley                 Greer
Americus                Hinesville (2)          DeRidder                Lancaster
Arlington               Hogansville             Franklin                Laurens
Athens (2)              Jackson                 Jena                    Lexington
Bainbridge              Jasper                  Lafayette               Lugoff
Barnesville             Jefferson               Leesville               Marion
Baxley                  Jesup                   Marksville              Newberry
Blakely                 LaGrange                Morgan City             Orangeburg
Blue Ridge              Lavonia                 Natchitoches            Rock Hill
Bremen                  Lawrenceville           New Iberia              Seneca
Brunswick               Madison                 Opelousas               Spartanburg
Buford                                                                  Union
                                                                        York


                                    DIRECTORS
                                    ---------

                                Ben F. Cheek, III
                       Chairman and Chief Executive Officer
                        1st Franklin Financial Corporation

                                 Lorene M. Cheek
                                    Homemaker

                                 Jack D. Stovall
                    President, Stovall Building Supplies, Inc.

                              Dr. Robert E. Thompson
                             Physician, Toccoa Clinic


                                EXECUTIVE OFFICERS
                                ------------------
                                Ben F. Cheek, III
                       Chairman and Chief Executive Officer

                                 T. Bruce Childs
                       President and Chief Operating Officer

                                  A. Roger Guimond
                      Vice President and Chief Financial Officer

                                    Lynn E. Cox
                                     Secretary

                                   Linda L. Sessa
                                     Treasurer


                                    LEGAL COUNSEL
                                    -------------
                              Jones, Day, Reavis & Pogue
                                3500 Sun Trust Plaza
                             303 Peachtree Street, N.E.
                            Atlanta, Georgia  30308-3242


                                       AUDITORS
                                       --------
                                  Arthur Andersen LLP
                              133 Peachtree Street, N.E.
                                Atlanta, Georgia  30303